January 7, 2026

Via EDGAR

Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	DFA Investment Dimensions Group Inc./Dimensional Investment Group Inc.
File Nos. 002-73948 and 811-03258/033-33980 and 811-06067

Dear Ms. Rowland:
On behalf of DFA Investment Dimensions Group Inc. (“DFAIDG”) and Dimensional Investment Group Inc. (“DIG” and collectively with DFAIDG, the “Registrant”), the following are the responses to the Staff’s supplemental comments conveyed with regard to Post-Effective Amendment Nos. 263/265 to the Registration Statement of DFAIDG and Post-Effective Amendment Nos. 91/92 to the Registration Statement of DIG (collectively, the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2025, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering ETF Class shares of the U.S. Large Cap Equity Portfolio, U.S. Small Cap Value Portfolio, U.S. Targeted Value Portfolio, U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio, U.S. Small Cap Portfolio, U.S. Micro Cap Portfolio, U.S. High Relative Profitability Portfolio, DFA Real Estate Securities Portfolio, U.S. Large Cap Growth Portfolio, and U.S. Small Cap Growth Portfolio, series of DFAIDG, and ETF Class shares of the U.S. Large Company Portfolio, a series of DIG (each, a “Portfolio” and collectively, the “Portfolios”).
Each supplemental SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the Staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.
Statement of Additional Information (“SAI”)
1. Comment.  Please revise the “Portfolio Managers—Potential Conflicts of Interest” section of the SAI to cross-reference the potential conflicts of interest of the portfolio managers with respect to the management of the Portfolios utilizing a multi-class ETF fund structure, as

U.S. Securities and Exchange Commission
January 7, 2026

described under the “Other Information—Multi-Class ETF Fund Structure” section of the Prospectus.
Response. The Registrant has revised the disclosure accordingly.
* * * * * *

Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Ryan P. Buechner Ryan P. Buechner Vice President and Assistant Secretary DFA Investment Dimensions Group Inc. Dimensional Investment Group Inc.